11767 Katy Freeway, Suite 425
Houston, Texas 77079
(Main)	281.206.0432
(Fax)	866.512.7794

Samuel E. Whitley
Partner, Corporate and Securities Law
(Direct) 281.206.0433
swhitley@whitley-llp.com

July 25, 2011

Filed via EDGAR
Attn.: Mr. Anthony Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Orpheum Property, Inc.; File No. 0-30595

Dear Mr. Thompson:

This correspondence is further to our correspondence of May 20, 2011 concerning certain accounting issues relating to Orpheum Property, Inc. (“Orpheum” or the “Company”).

The staff of the Division of Corporation Finance (“Staff”) had issued comments relating to the Company’s acquisition of 129 University Place, LLC (“129 University Place”) and the Company’s decision not to account for this acquisition as a reverse acquisition pursuant to ASC 805. The Company had previously accounted for the acquisition of 129 University Place as an asset purchase due to the factors set forth in our previous correspondence, namely: (1) The only asset of 129 University Place was the Orpheum Theater in New Orleans; and (2) The Orpheum Theater did not have operations, nor were any planned.

However, since our correspondence of May 20, 2011, the Company, in consultation with its auditors, has concluded that the acquisition of 129 University Place should be accounted for as a reverse acquisition of 129 University Place, such that 129 University Place will be considered the predecessor entity for accounting purposes.

The Company has yet to file its annual report on Form 10-K for the fiscal year ended March 31, 2011, and before it does so, we wish to schedule a conference call with you, the undersigned, and the Company’s auditors, M&K CPAs, PLLC in order to confirm with the Staff that reverse acquisition treatment would be acceptable to the Staff.

Please advise us as to a convenient time for this conference call so that we may schedule it accordingly.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By:	/s/ Samuel E. Whitley
Samuel E. Whitley
Partner, Corporate and Securities Law